DEPARTMENT OF THE TREASURY WASHINGTON. D.C. 20220
March 23, 2010
Mr. Robert Benmosche
President and Chief Executive Officer
American International Group, Inc.
70 Pine Street
27th Floor
New York, NY, 10270

Re:	Proposed Compensation Payments and Structures for Senior Executive Officers and Most Highly Compensated Employees (“Covered Employees 1-25”)
Dear Mr. Benmosche:
          Pursuant to the Department of the Treasury’s Interim Final Rule on TARP Standards for Compensation and Corporate Governance, the Office of the Special Master has completed its review of your 2010 compensation submission on behalf of the senior executive officers and next 20 most highly compensated employees (“Covered Employees 1-25”) of American International Group, Inc. (“AIG”). Attached as Annex A is a Determination Memorandum (accompanied by Exhibits I and II) providing the determinations of the Special Master with respect to 2010 compensation for those employees. 31 C.F.R. § 30.16(a)(3)(i).
          The Interim Final Rule requires the Special Master to determine whether the compensation structure for each Covered Employee 1-25 “will or may result in payments that are inconsistent with the purposes of section 111 of EESA or TARP, or are otherwise contrary to the public interest.” Id. On October 22, 2009, the Special Master issued a Determination Memorandum containing principles designed to ensure that 2009 compensation for AIG’s Covered Employees 1-25 satisfies this public interest standard.
          The principles established for 2009 must continue to govern compensation at the five remaining recipients of exceptional assistance in 2010. Generally, these principles require that:
•	There can be no guarantee of any “bonus” or “retention” awards among the compensation structures approved by the Special Master.

•	Base salary paid in cash should not exceed $500,000 per year, except in appropriate cases for good cause shown. The majority of each individual’s base salary will be paid in the form of stock that will immediately vest, in accordance with the Interim Final Rule, but will only be redeemable in three equal, annual installments beginning on the second anniversary of the date stock salary is earned, with each installment redeemable one year early if AIG repays its federal obligations.

•	Total compensation for each individual must be appropriate when compared with total compensation provided to persons in similar positions or roles at similar entities, and should generally target the 50th percentile of total compensation for such similarly situated employees.

•	If—and only if—grants of incentives are appropriate in light of AIG’s circumstances at the end of 2010 and a particular Covered Employee achieves objective performance metrics developed and reviewed in consultation with the Office of the Special Master, the employee may be eligible for a long-term incentive grant. These incentives must be granted in restricted stock that will be forfeited unless the employee stays with AIG for at least three years following grant, and may only be redeemed in 25% installments for each 25% of AIG’s TARP obligations that are repaid. Long-term incentive grants must not exceed one third of a Covered Employee’s annual compensation.

•	Any and all incentive compensation paid to these employees will be subject to recovery or “clawback” if the payments are based on materially inaccurate financial statements, any other materially inaccurate performance metrics, or if the employee is terminated due to misconduct that occurred during the period in which the incentive was earned.

•	“Other” compensation and perquisites, and supplemental executive retirement plans, must remain subject to the limitations described in the 2009 determinations.
          AIG’s submissions followed these important principles to some extent, but modifications are required to make certain that compensation for AIG’s Covered Employees 1-25 satisfies the public interest standard. Accordingly, the compensation structures approved by the Special Master vary in the following respects from AIG’s proposals:
•	The number of Covered Employees 1-25 earning more than $500,000 in cash salary will be five, rather than 10, as proposed by AIG.

•	For AIG Financial Products executives who received cash “retention” awards in 2010, cash salaries generally have been frozen at the levels set in the October 22, 2009, determination, with a single exception capped at $450,000.

•	Overall compensation packages will be reduced to levels more appropriate in comparison with total compensation provided to employees in similar positions or roles at similarly situated companies.

•	A greater portion of overall compensation must be allocated to incentive compensation that must be paid in long-term restricted stock and that may be granted only upon the achievement of objective performance goals.

•	All stock salary must be redeemable only in three equal, annual installments, with each installment redeemable one year earlier if AIG repays its federal obligations. AIG has informed the Office of the Special Master that a repayment of federal obligations occurred on March 19, 2010. Accordingly, upon certification of that repayment by AIG’s compensation committee, the redemption of each installment of stock salary may be accelerated by one year.

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          As described in the attached Determination Memorandum, AIG must also continue to observe the following prescriptions described in the Special Master’s 2009 determinations:
•	The achievement of any performance objectives must be certified by the compensation committee of AIG’s Board of Directors, which is composed solely of independent directors. These performance objectives must be reviewed and approved by the Office of the Special Master.

•	The employees will be prohibited from engaging in any hedging or derivative transactions involving AIG stock that would undermine the long-term performance incentives created by the compensation structures.

•	AIG may not provide a tax “gross up” of any kind to these employees.
These requirements are described in detail in the attached Determination Memorandum.
          Pursuant to the Interim Final Rule, AIG may, within 30 days of the date hereof, request in writing that the Special Master reconsider the determinations set forth in the Determination Memorandum. If the Company does not request reconsideration within 30 days, these initial determinations will be treated as final determinations. Id. § 30.16(c)(1).
Very truly yours,

Kenneth R. Feinberg
Office of the Special Master
for TARP Executive Compensation
Enclosures

cc:	Jeffrey Hurd, Esq. Marc R. Trevino, Esq.

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ANNEX A
DETERMINATION MEMORANDUM
I. Introduction
          The Emergency Economic Stabilization Act of 2008, as amended by the American Recovery and Reinvestment Act of 2009 (“EESA”), requires the Secretary of the Treasury to establish standards related to executive compensation and corporate governance for institutions receiving financial assistance under the Troubled Asset Relief Program (“TARP”). Through the Department of the Treasury’s Interim Final Rule on TARP Standards for Compensation and Corporate Governance (the “Rule”), the Secretary delegated to the Office of the Special Master for TARP Executive Compensation (the “Office of the Special Master”) responsibility for reviewing compensation structures of certain employees at institutions that received exceptional financial assistance under TARP (“Exceptional Assistance Recipients”). 31 C.F.R. § 30.16(a); id. § 30.16(a)(3). For these employees, the Special Master must determine whether the compensation structure will or may result in payments “inconsistent with the purposes of section 111 of EESA or TARP, or...otherwise contrary to the public interest.” Id. § 30.16(a)(3)(i).
          American International Group, Inc. (“AIG” or the “Company”), one of five remaining Exceptional Assistance Recipients, has submitted to the Special Master proposed 2010 compensation structures (the “Proposed Structures”) for review pursuant to Section 30.16(a)(3)(i) of the Rule. These compensation structures apply to five employees that the Company has identified for 2010 as senior executive officers (the “Senior Executive Officers,” or “SEOs”) for purposes of the Rule, and 17 employees the Company has identified as among the most highly compensated employees of the Company for purposes of the Rule (the “Most Highly Compensated Employees,” and, together with the SEOs, the “Covered Employees”). Three employees who otherwise would have been included in the Most Highly Compensated Employees departed the Company prior to the date of this memorandum.
          The Special Master has completed the review of the Company’s Proposed Structures for the Covered Employees pursuant to the principles set forth in the Rule. Id. § 30.16(b)(l). This Determination Memorandum sets forth the determinations of the Special Master, pursuant to Section 30.16(a)(3)(i) of the Rule, with respect to the Covered Employees.
II. Background
          On June 15, 2009, the Department of the Treasury (“Treasury”) promulgated the Rule, creating the Office of the Special Master and delineating its responsibilities. The Rule requires that each Exceptional Assistance Recipient submit proposed compensation structures for each Senior Executive Officer and Most Highly Compensated Employee. 31 C.F.R. § 30.16(a)(3)(i).
          On October 22, 2009, after reviewing submissions of proposed compensation structures from AIG, the Special Master issued determinations regarding 2009 compensation structures, and amounts potentially payable thereunder, for AIG’s senior executive officers and certain most highly compensated employees (the “2009 Determinations”). The 2009 Determinations included principles designed to ensure that 2009 compensation for the applicable employees would not “result in payments that are inconsistent with the purposes of section 111 of EESA or TARP, or

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are otherwise contrary to the public interest.” 31 C.F.R. § 30.16(a)(3). The 2009 Determinations applied only to those individuals identified by the Company as subject to the Special Master’s mandatory jurisdiction to review and approve compensation structures and payments, see id., for 2009 and only with respect to compensation for services provided to AIG for 2009.
          On December 14, 2009, the Special Master requested from each remaining Exceptional Assistance Recipient, including AIG, certain data and documentary information necessary to facilitate the Special Master’s review of the Company’s 2010 compensation structures. The request required AIG to submit data describing its proposed compensation structures, and the payments that would result from the proposals, concerning each Covered Employee.
          In addition, the Rule authorizes the Special Master to request information from an Exceptional Assistance Recipient “under such procedures as the Special Master may determine.” Id. § 30.16(d). AIG was required to submit competitive market data indicating how the amounts payable under AIG’s proposed compensation structures relate to the amounts paid to persons in similar positions or roles at similar entities. AIG was also required to submit a range of documentation, including information related to proposed performance metrics, internal policies designed to curb excessive risk, and certain previously existing compensation plans and agreements.
          AIG submitted this information to the Office of the Special Master on January 15, 2010. Following a preliminary review of the submission, on February 2, 2010, the Special Master determined that AIG’s submission was substantially complete for purposes of the Rule. Id. § 30.16(a)(3)(i). The Office of the Special Master then commenced a formal review of AIG’s proposed compensation structures for the Covered Employees. The Rule provides that the Special Master is required to issue a compensation determination within 60 days of receipt of a substantially complete submission. Id.
          The Office of the Special Master’s review of the Company’s proposals was aided by analysis from a number of internal and external sources, including:
•	Treasury personnel detailed to the Office of the Special Master, including executive compensation specialists with significant experience in reviewing, analyzing, designing and administering executive compensation plans, and attorneys with experience in matters related to executive compensation;

•	Competitive market data provided by the Company in connection with its submission to the Office of the Special Master;

•	External information on comparable compensation structures extracted from the U.S. Mercer Benchmark Database-Executive; and

•	External information on comparable compensation structures extracted from Equilar’s ExecutiveInsight database (which includes information drawn from publicly filed proxy statements) and Equilar’s Top 25 Survey Summary Report (which includes information from a survey on the pay of highly compensated employees).
          The Special Master considered these sources, in light of the statutory and regulatory standards described in Part III below, when evaluating the Company’s proposed compensation structures for the Covered Employees for 2010.

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III. Statutory And Regulatory Standards
          The Rule requires that the Special Master determine for each of the Covered Employees whether AIG’s proposed compensation structure, including amounts payable or potentially payable under the compensation structure, “will or may result in payments that are inconsistent with the purposes of section 111 of EESA or TARP, or are otherwise contrary to the public interest.” 31 C.F.R. § 30.16(a)(3) (as applied to Covered Employees of Exceptional Assistance Recipients, the “Public Interest Standard”). The Rule requires that the Special Master consider six principles when making these compensation determinations:
(1)	Risk. The compensation structure should avoid incentives that encourage employees to take unnecessary or excessive risks that could threaten the value of the Exceptional Assistance Recipient, including incentives that reward employees for short-term or temporary increases in value or performance; or similar measures that may undercut the long-term value of the Exceptional Assistance Recipient. Compensation packages should be aligned with sound risk management. Id. § 30.16(b)(1)(i).

(2)	Taxpayer return. The compensation structure and amount payable should reflect the need for the Exceptional Assistance Recipient to remain a competitive enterprise, to retain and recruit talented employees who will contribute to the recipient’s future success, so that the Company will ultimately be able to repay its TARP obligations. Id. § 30.16(b)(1)(ii).

(3)	Appropriate allocation. The compensation structure should appropriately allocate the components of compensation such as salary and short-term and long-term performance incentives, as well as the extent to which compensation is provided in cash, equity, or other types of compensation such as executive pensions, or other benefits, or perquisites, based on the specific role of the employee and other relevant circumstances, including the nature and amount of current compensation, deferred compensation, or other compensation and benefits previously paid or awarded. Id. § 30.16(b)(1)(iii).

(4)	Performance-based compensation. An appropriate portion of the compensation should be performance-based over a relevant performance period. Performance-based compensation should be determined through tailored metrics that encompass individual performance and/or the performance of the Exceptional Assistance Recipient or a relevant business unit taking into consideration specific business objectives. Performance metrics may relate to employee compliance with relevant corporate policies. In addition, the likelihood of meeting the performance metrics should not be so great that the arrangement fails to provide an adequate incentive for the employee to perform, and performance metrics should be measurable, enforceable, and actually enforced if not met. Id. § 30.16(b)(1)(iv).

(5)	Comparable structures and payments. The compensation structure, and amounts payable where applicable, should be consistent with, and not excessive taking into account, compensation structures and amounts for persons in similar positions or roles at similar entities that are similarly situated, including, as applicable, entities competing in the same markets and similarly situated entities that are financially distressed or that are contemplating or undergoing reorganization. Id. § 30.16(b)(1)(v).

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(6)	Employee contribution to TARP recipient value. The compensation structure and amount payable should reflect the current or prospective contributions of an employee to the value of the Exceptional Assistance Recipient, taking into account multiple factors such as revenue production, specific expertise, compliance with company policy and regulation (including risk management), and corporate leadership, as well as the role the employee may have had with respect to any change in the financial health or competitive position of the recipient. Id. § 30.16(b)(1)(vi).
          The Rule provides that the Special Master shall have discretion to determine the appropriate weight or relevance of a particular principle depending on the facts and circumstances surrounding the compensation structure or payment for a particular employee. Id. § 30.16(b). To the extent two or more principles may appear inconsistent in a particular situation, the Rule requires that the Special Master exercise his discretion in determining the relative weight to be accorded to each principle. Id.
          The Rule provides that the Special Master may, in the course of applying these principles, take into account other compensation structures and other compensation earned, accrued, or paid, including compensation and compensation structures that are not subject to the restrictions of section 111 of EESA. For example, the Special Master may consider payments obligated to be made by the Company pursuant to certain legally binding rights under valid written employment contracts entered into prior to enactment of the statute and the accompanying Rule. Id. § 30.16(a)(3).
IV. Compensation Structures And Payments
A. AIG Proposals
          AIG has provided the Office of the Special Master with detailed information concerning its proposed 2010 compensation structures for the Covered Employees, including amounts proposed to be paid under the compensation structure for each Covered Employee (the “Proposed Structures”).
          AIG supported its proposal with detailed assessments of each Covered Employee’s tenure and responsibilities at the Company and historical compensation structure. The submission also included market data that, according to the Company, indicated that the amounts potentially payable to each employee were comparable to the compensation payable to persons in similar positions or roles at a “peer group” of entities selected by the Company. Of the 13 employees listed as Covered Employees for 2009, 8 remain on the list of Covered Employees for 2010, and 14 employees are new entrants to the group.
          1. AIG Corporate and Operating Units
          Each of the five Senior Executive Officers and 11 of the Most Highly Compensated Employees serve in either AIG’s corporate offices or as a senior executive of an AIG subsidiary other than AIG Financial Products (“AIGFP”). The Proposed Structures for employees in this group generally included cash salaries of $500,000 or more, and stock salary and long-term restricted stock with terms and conditions consistent with the 2009 Determinations.

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               a. Cash Salary and Cash “Retention” Awards
          AIG proposed that employees new to the Covered Employee group generally continue to receive cash salaries at the rates paid to them in 2009, with the proposed rates ranging from $350,000 to $1,500,000. For 3 of the 4 corporate employees remaining in the Covered Employee group from 2009, the Company proposed raising cash salaries. (The exception was the Chief Executive Officer.) The proposed raises were substantial and would result in 100% to 140% increases over the cash salaries approved by the Special Master in 2009. AIG’s submission argued that the proposed cash salaries could be justified by reference to the compensation of persons in similar positions or roles at similar entities.
          AIG has indicated that it intends to pay “retention” awards to 8 Covered Employees in this group in 2010. The “retention” awards are paid under agreements asserted to provide legally binding rights under valid written employee contracts, see 31 C.F.R. § 30.10(e)(2), that was thus not subject to the review of the Special Master.
               b. Stock Salary
          AIG proposed stock salaries in amounts ranging from $200,000 to $7,740,000 for corporate and operating unit employees who are new to the Covered Employee group. For 3 of the 4 corporate employees remaining in the Covered Employee group from 2009, the Company proposed raising stock salaries. The proposed raises would result in 65% to 87% increases over the stock salaries approved by the Special Master in 2009. As required by the Rule, the stock units proposed to be used for stock salary would be fully vested upon grant.
          Consistent with the 2009 Determinations, AIG proposed that stock salary granted to Covered Employees in this group would only be redeemable in three equal, annual installments beginning on the second anniversary of grant, with each installment redeemable one year earlier if AIG repays its federal obligations.
               c. Annual Long-Term Incentive Awards
          AIG proposed that most Covered Employees would be eligible to receive annual long-term incentive awards representing approximately 10% their total 2010 compensation, payable in long-term restricted stock units that generally would vest only if the Covered Employee remains employed by the Company on the third anniversary of the grant date. As required by the Rule, these awards would be paid only in 25% installments for each 25% of AIG’s TARP obligations that are repaid.
               d. “Other” Compensation and Perquisites
          AIG proposed payments of “other” compensation, as well as perquisites, to the Covered Employees. These proposed payments varied in value.
               e. Non-Qualified Deferred Compensation
          AIG proposed that the Special Master revisit the requirement in the 2009 Determinations that Covered Employees must not accrue additional amounts under “non-qualified deferred compensation” plans for 2010 (with the exception of employee-funded elective deferrals).

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     2. AIG Financial Products
     Six of the Most Highly Compensated Employees for 2010 are executives of AIGFP. The Proposed Structures for employees in this group consisted of cash salaries of $500,000 and stock salaries ranging from $1,000,000 to $3,000,000. Unlike the proposed stock salary for corporate and operating unit employees, the stock salary proposed for AIGFP Covered Employees would be redeemable on the first anniversary of grant. No long-term restricted stock was proposed for these Covered Employees, in light of the Company’s intention to wind down AIGFP’s operations.
     In addition, each of the AIGFP Covered Employees has received a cash “retention” award in 2010 under an agreement asserted to provide a legally binding right under a valid written employee contract, see id., that thus was not subject to the approval of the Special Master.
B. Determinations of the Special Master
     The Special Master has reviewed the Proposed Structures in detail by application of the principles set forth in the Rule and described in Part III above. The Special Master’s review also made use of the resources described in Part II. In light of this review, the Special Master has determined that the principles established for 2009, which reflect the Public Interest Standard and are set forth in the 2009 Determinations, must continue to govern compensation in 2010.
     After reviewing the Proposed Structures, the Special Master has concluded that they are in some respects consistent with the general principles established in the 2009 Determinations; however, certain aspects of the Proposed Structures and amounts potentially payable under the Proposed Structures require modification to ensure that they are consistent with the Public Interest Standard.
     The Special Master has determined, in light of the considerations that follow, that the compensation structures described in Exhibits I and II to this Determination Memorandum will not, by virtue of either their structural design or the amounts potentially payable under them, result in payments inconsistent with the Public Interest Standard.
     1. AIG Corporate and Operating Units
          a. Cash Salary and Cash “Retention” Awards
     The Special Master reviewed AIG’s proposed cash salaries in light of the principle that compensation structures should generally be comparable to “compensation structures and amounts for persons in similar positions or roles at similar entities,” 31 C.F.R. § 30.16(b)(1)(v). Based in part upon this principle, the Special Master concluded in 2009 that cash salaries generally should not target a level above the 50th percentile as compared to persons in similar positions or roles at similar entities, because such levels of cash salaries balance the need to attract and retain talent with the need for compensation structures that reflect the circumstances of Exceptional Assistance Recipients.
     The Special Master also reviewed AIG’s proposed cash salaries in light of the principle that compensation structures should be “performance-based over a relevant performance period,”

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id. § 30.16(b)(1)(iv). Based in part upon this principle, the 2009 Determinations concluded that, other than in exceptional cases for good cause shown, a Covered Employee’s cash salary should not exceed $500,000.
     In addition, the Special Master may take into account compensation structures, such as legally binding rights under valid employment contracts, that are not subject to review by the Special Master. Id. § 30.16(a)(3). Of the employees in this group, eight are asserted to be entitled to substantial cash payments in 2010 pursuant to previously existing “retention” awards. As noted in the 2009 Determinations, similar “retention” awards at other Exceptional Assistance Recipients were amended to provide compensation in a manner consistent with the Public Interest Standard; however, discussions with AIG officials have not resulted in agreements to restructure these arrangements. Instead, for each Covered Employee with a cash “retention” award payable in 2010, the Special Master has considered the “retention” award when assessing the cash salary AIG proposed for that employee.
     Accordingly, the Special Master has determined that the proposed cash salaries would not be consistent with the Public Interest Standard because they generally exceeded $500,000 and do not appropriately consider the amounts payable in 2010 to Covered Employees under previously existing cash “retention” awards. The cash salaries that the Special Master has determined to be consistent with the Public Interest Standard for these employees are described in Exhibits I and II.
          b. Stock Salary
     The Special Master reviewed the amount of stock salary AIG proposed to pay these Covered Employees in light of the principles that compensation structures should generally be comparable to “compensation structures and amounts for persons in similar positions or roles at similar entities,” id. § 30.16(b)(1)(v), and that a “compensation structure, and amount payable...should reflect the current or prospective contributions of an employee to the value of the [Company],” id. § 30.16(b)(1)(vi). The Special Master found that the amounts of stock salary proposed by AIG were excessive in comparison to payments provided to persons in similar positions or roles at similar entities, and that such payments would be inconsistent with the Public Interest Standard. The stock salaries that the Special Master has determined are consistent with the Public Interest Standard for such employees for 2010 are set forth in Exhibit I.
     In addition, the Special Master reviewed AIG’s proposed stock salary in light of the principle that AIG must be able to maintain and attract the necessary employees to remain competitive in the marketplace. See id. § 30.16(b)(1)(ii). Based in part upon this principle, in the 2009 Determinations the Special Master approved a stock salary structure reflecting the value of a “basket” of four AIG insurance subsidiaries. Following the 2009 Determinations, the Special Master also approved the use of common stock for 2009 stock salary.
     Since the 2009 Determinations, AIG has entered into agreement to dispose of some of the subsidiaries covered by the previously approved “basket.” Accordingly, for 2010 stock salary, AIG proposed an alternative “basket” with a structure designed to serve as proxy for the long-term value of the Company. The “basket” would reflect the value of common stock and so-called “hybrid” securities that, unlike Treasury’s preferred stock, are traded regularly, and therefore can be valued in a consistent and transparent manner using market pricing. In light of

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the principles that compensation structures “should avoid incentives to take unnecessary or excessive risks,” id. § 30.16(b)(1)(i), and be allocated in a manner that aligns “the interest of the employee with the interests of shareholders and taxpayers,” id. § 3016(b)(1)(iii), the Special Master has determined that the payment of stock salary designed to serve as a proxy for the long-term value of the Company. The terms and conditions of the “basket” units will be determined by AIG subject to the approval of the Office of the Special Master.1 The units are described in further detail in Exhibits I and II.
     Finally, the Special Master reviewed the structure of AlG’s proposal for stock salary in light of the principle that compensation structures should align performance incentives with long-term value creation rather than short-term profits. See id. § 30.16(b)(1)(i). In light of this principle, the 2009 Determinations concluded that stock salary may only be redeemable in three equal, annual installments beginning on the second anniversary of grant, with each installment redeemable one year earlier in the event AlG repays its federal obligations. The Proposed Structures were consistent with this requirement. AlG has informed the Office of the Special Master that the Company completed a corporate transaction that resulted in the repayment of approximately $568 million to the Federal Reserve Bank of New York. Accordingly, upon certification of that repayment by AlG’s compensation committee, each redemption date of 2009 and 2010 stock salary may be accelerated by one year.2
c.	Annual Long-Term Incentive Awards
     The Special Master reviewed AIG’s proposed annual long-term incentive awards in light of the principle that performance-based compensation should be payable “over a relevant performance period,” id. Based in part upon this principle, the 2009 Determinations require long-term incentives to be paid in the form of long-term restricted stock, and permit such awards

[1]	The Covered Employees generally may not be paid a “bonus,” or receive payments pursuant to an “incentive plan,” except in limited circumstances prescribed by the Rule. The provisions of the Rule addressing compensation in the form of salary paid in property (such as stock) indicate that such payments will not constitute an “incentive plan” for purposes of the Rule if the payments are made pursuant to “an arrangement under which an employee receives a restricted stock unit that is analogous to TARP recipient stock,” 31 C.F.R. § 30.1. Under the Rule, “a unit is analogous to stock if the unit is based upon stock of the TARP recipient...and the term ‘TARP recipient stock’ with respect to a particular employee recipient means the stock of a corporation...that is an ‘eligible issuer of service recipient stock’” for purposes of certain federal taxation regulations, id. The Rule also provides that “[t]he Special Master shall have responsibility for interpreting” the Rule. Id. § 30.16(a)(1). AIG’s proposed “basket” units comprising common stock and debt securities are designed to approximate the long-term value of the Company, and thus to align employees incentives with the taxpayer, while avoiding incentives for excessive risk taking. Accordingly, under these limited, unique circumstances, and without determining whether the “basket” units comprise “stock of a corporation...that is an ‘eligible issuer of service recipient stock’” under the Rule, the Special Master has concluded that AIG’s proposed units constitute “restricted stock unit[s] that are analogous to TARP recipient stock” for purposes of the Rule. Id. § 30.1.

[2]	The terms and conditions of stock salary and long-term restricted stock proposed for the Chief Executive Officer are described in the August 16, 2009, Letter Agreement with Robert H. Benmosche pursuant to which Mr. Benmosche was appointed Chief Executive Officer of AIG. The Special Master initially determined that the compensation structure under the Letter Agreement was consistent with the Public Interest Standard on October 2, 2009. See Letter to Compensation and Management Resources Committee, American International Group, Oct. 2, 2009, available at http://www.financialstability.gov/docs/RobertBenmoscheDeterminationLetter.pdf. For the reasons provided therein, the Special Master has affirmed that compensation potentially payable to Mr. Benmosche in 2010 under his Letter Agreement and as described in Exhibit I is consistent with the Public Interest Standard.

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to be paid if, and only if, objective performance metrics are achieved and the employee continues to provide services to the company for three years following the date of grant.
     The structure of AIG’s proposed annual long-term incentive awards is generally consistent with the 2009 Determinations. Under the Proposed Structures, annual long-term incentive awards for 2010 will be payable only upon the achievement of specified, objective performance criteria to be provided to the Office of the Special Master and the employee continues to provide services to the Company for three years following the date of grant. In addition, as required by the Rule, these awards may only be redeemed in 25% installments for each 25% of AIG’s TARP obligations that are repaid.
     The Special Master also reviewed the target amounts of annual long-term incentive awards AIG proposed for the Covered Employees in this group in light of the principle that an “appropriate portion of the compensation should be performance-based,” id. § 30.16(b)(1)(iv), and based on “performance metrics [that are] measurable, enforceable, and actually enforced if not met.” Id. The Proposed Structures failed to meet these principles because they generally allocated no more than 10% of a Covered Employee’s compensation to long-term restricted stock based on the achievement of performance measures. As described in Exhibits I and II, the structures the Special Master has determined to be consistent with the Public Interest Standard include more substantial allocations to annual long-term incentive awards payable only upon the achievement of specified, objective performance criteria to be developed and reviewed in consultation with the Office of the Special Master.
     Finally, the Company requested that different vesting terms apply in the case of employees who provide two years of service after the grant of an incentive—the minimum service period required by the Rule—but retire prior to providing three years of service, which is the length of service required by the 2009 Determinations. The Special Master has concluded that the Company’s succession planning and the timing of individual employees’ retirement dates should not be unduly dependent on compensation structures in light of the principles that compensation structures and the amounts payable thereunder should reflect “the current or prospective contributions of an employee to the value of the TARP recipient” and “the need for the TARP recipient to remain a competitive enterprise, to retain ... talented employees who will contribute to the TARP recipient’s future success.” Id. § 30.16(b)(1). Accordingly, for the foregoing reasons and the reasons provided in the 2009 Determinations, the Special Master has determined that the long-term incentive awards described in Exhibits I and II will not result in payments that would be inconsistent with the Public Interest Standard.
          d. “Other” Compensation and Perquisites
     The 2009 Determinations generally require that perquisites and “other” compensation provided to a Covered Employee be limited to $25,000 on an annual basis, and the Proposed Structures are consistent with this requirement. For the reasons provided in the 2009 Determinations, and as described in Exhibit II, any exceptions to this limitation will require that the Company provide to the Office of the Special Master an independent justification for the payment that is satisfactory to the Special Master.

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          e. Non-Qualified Deferred Compensation
     For the reasons provided in the 2009 Determinations, Covered Employees will not accrue in 2010 additional amounts under supplemental executive retirement plans and other “non-qualified deferred compensation” plans, as described in Exhibit II.
          f. Severance Plans
     For the reasons provided in the 2009 Determinations, the Company must ensure that 2010 compensation structures for these employees do not result in an increase in the amounts payable pursuant to these arrangements.
     2. AIG Financial Products
     In the 2009 Determinations, the Special Master emphasized the importance of the ongoing discussions with the Company regarding the full satisfaction of the pledge by AIGFP employees to return $45 million of the cash “retention” payments they received in 2009. Because of the unresolved nature of those discussions, the Special Master determined that no payments of additional 2009 compensation to the applicable employees, other than continuation of cash salaries, would be consistent with the Public Interest Standard.
     Each of the AIGFP Covered Employees received another substantial cash “retention” payment in 2010. In light of these “retention” payments, which may be taken into account in determining 2010 compensation structures, see id. § 30.16(a)(3)(i), the Special Master has concluded that the proposed $500,000 cash base salaries for AIGFP employees would generally not be consistent with the Public Interest Standard. Accordingly, the cash salaries for AIGFP Covered Employees set forth on Exhibit I are frozen at the levels paid at the conclusion of fiscal year 2008, per the 2009 Determinations, with one exception where a $450,000 salary has been approved for an employee in light of his critical role.
     Each of the AIGFP Covered Employees also pledged to participate in the $45 million repayment described above. AIG has informed the Office of the Special Master that, as of the date hereof, it has received, offset or withheld at least $45 million. The Special Master has concluded that, conditioned upon certification by the chair of the Company’s compensation committee that at least $45 million of “retention” payments has been received, offset or withheld by the Company, the payment of additional, non-cash compensation to AIGFP Covered Employees for service provided in 2010 will not be inconsistent with the Public Interest Standard, so long as the compensation otherwise satisfies the principles set forth in the Rule and described in Part III. Accordingly, the Special Master reviewed the amounts and structure of stock compensation proposed for this group of employees in light of those principles.
     AIG proposed that these Covered Employees be granted stock salary that would be redeemable on the first anniversary of the grant date. AIG argued that the shorter redemption period would be appropriate in light of the anticipated wind down of AIGFP. Stock salary, however, is required by the Rule to be fully vested at grant, so the departure of an employee as the result of reductions in force in connection with the wind-down will not result in forfeiture of earned stock salary. In addition, the services provided by AIGFP Covered Employees in 2010 have the potential to continue affecting the value of AIG long after the employees’ departure.

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Thus, redemption of an AIGFP Covered Employee’s stock salary on the first anniversary of grant would result in compensation that is not “performance-based over a relevant performance period.” Id. § 30.16(b)(1)(iv). Accordingly, the stock salary that the Special Master has determined to be consistent with the Public Interest Standard for AIGFP Covered Employees has the same structure, as described in Exhibits I and II, as the stock salary provided to Covered Employees at the Company’s corporate and operating units: it may only be redeemable in three equal, annual installments beginning on the second anniversary of grant, with each installment redeemable one year earlier if AIG repays its federal obligations.
     3. Departed Employees
     Three employees who would have been Covered Employees had they remained employed are no longer employed by the Company. With respect to those employees, the Special Master has determined that the payment of stock salaries and cash salaries at the rates in effect on January 1, 2010, through the date of the termination of employment, and payment of up to $25,000 in perquisites and “other” compensation are consistent with the Public Interest Standard. No other payments to these employees of any kind would be consistent with the Public Interest Standard. Any exceptions to this limitation will require that the Company provide to the Office of the Special Master an independent justification for the payment that is satisfactory to the Special Master.3
V. Corporate Governance
     As noted in Part III above, the Rule requires the Special Master to consider the extent to which compensation structures are “performance-based over a relevant performance period,” 31 C.F.R. §30.16(b)(1)(iv). In light of the importance of this principle, the Special Master required as part of the 2009 Determinations that AIG take certain corporate governance steps to ensure that the compensation structures for the Covered Employees, and the amounts payable or potentially payable under those structures, are consistent with the Public Interest Standard.
     The Special Master has determined that these same corporate governance requirements, which are detailed in Section V of the 2009 Determinations, must continue to apply in 2010. Among other requirements, AIG must:
•	Ensure that employees are prohibited from engaging in any derivative or similar transaction with respect to AIG stock that would undermine the long-term performance incentives created by the compensation structures set forth in Exhibits I and II.

•	Maintain a compensation committee comprised exclusively of independent directors, which must discuss, evaluate, and review with AIG’s senior risk officers any risks that could threaten the value of AIG. Id. § 30.4; id. § 30.5.

[3]	AIG has informed the Office of the Special Master that one of the departed employees was stationed overseas. With respect to that employee, the Special Master has determined that payments in connection with his repatriation, limited to those expressly contemplated by the letter agreement confirming his overseas assignment, are consistent with the Public Interest Standard.

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•	Ensure that the compensation committee discloses to Treasury an annual narrative description of whether AIG, its board of directors, or the committee has engaged a compensation consultant during the past three years; and, if so, the types of services provided by the compensation consultant or any affiliate, including any “benchmarking” or comparisons employed to identify certain percentile levels of pay. Id. § 30.11(c).

•	Provide to Treasury an annual disclosure of any perquisite whose total value for AIG’s fiscal year exceeds $25,000 for each of the Covered Employees, as well as a narrative description of the amount and nature of these perquisites, the recipient of these perquisites and a justification for offering these perquisites (including a justification for offering the perquisite, and not only for offering the perquisite with a value that exceeds $25,000). Id. § 30.11(b).

•	Ensure that any incentive award paid to a Covered Employee is subject to a clawback if the award was based on materially inaccurate financial statements (which includes, but is not limited to, statements of earnings, revenues, or gains) or any other materially inaccurate performance metric criteria. AIG must exercise its clawback rights except to the extent that it is unreasonable to do so. Id. § 30.8.

•	AIG was required to adopt an excessive or luxury expenditures policy, provide that policy to the Treasury, and post it on AIG’s website. If AIG’s board of directors makes any material amendments to this policy, within ninety days of the adoption of the amended policy, the board of directors must provide the amended policy to Treasury and post the amended policy on its Internet website. Id. § 30.12.

•	Except as explicitly permitted under the Rule, AIG is prohibited from providing (formally or informally) tax gross-ups to any of the Covered Employees. Id. § 30.11(d).

•	AIG’s chief executive officer and chief financial officer must provide written certification of the Company’s compliance with the various requirements of section 111 of EESA. The precise nature of the required certification is identified in the Rule. Id. § 30.15 Appx. B.
VI. Conclusion
     The Special Master has reviewed the Proposed Structures for the Covered Employees for 2010 in light of the principles described in the 2009 Determinations, which in turn reflect the Public Interest Standard. On the basis of that review, the Special Master has determined that the Proposed Structures submitted by AIG are to some extent consistent with the 2009 Determinations but require certain modifications in order to meet the Public Interest Standard.
     The Special Master has separately reviewed the compensation structures set forth in Exhibits I and II in light of the principles set forth at 31 C.F.R. § 30. 16(b). Pursuant to the authority vested in the Special Master by the Rule, and in accordance with Section 30.16(a)(3) thereof, the Special Master hereby determines that the compensation structures set forth in Exhibits I and II, including the amounts payable or potentially payable under such compensation

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structures, will not result in payments that are inconsistent with the purposes of section 111 of EESA or TARP, and will not otherwise be contrary to the public interest.
     Pursuant to the Interim Final Rule, AIG may, within 30 days of the date hereof, request in writing that the Special Master reconsider the determinations set forth in this Determination Memorandum. The request for reconsideration must specify a factual error or relevant new information not previously considered, and must demonstrate that such error or lack of information resulted in a material error in the initial determinations. If AIG does not request reconsideration within 30 days, the determinations set forth herein will be treated as final determinations. ld. § 30.16(c)(l).
     The foregoing determinations are limited to the compensation structures and employees described in Exhibits I and II, and shall not be relied upon with respect to any other employee. The determinations are limited to the authority vested in the Special Master by Section 30.16(a)(3)(i) of the Rule, and shall not constitute, or be construed to constitute, the judgment of the Office of the Special Master or Treasury with respect to the compliance of any compensation structure with any other provision of the Rule. Moreover, this Determination Memorandum has relied upon, and is qualified in its entirety by, the accuracy of the materials submitted by the Company to the Office of the Special Master, and the absence of any material misstatement or omission in such materials.
     Finally, the foregoing determinations are limited to the compensation structures described herein, and no further compensation of any kind payable to any Covered Employee without the prior approval of the Special Master would be consistent with the Public Interest Standard.

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EXHIBIT I
COVERED EMPLOYEES
2010 Compensation
Company Name: American International Group, Inc.

		Stock Salary	Long-Term Restricted Stock
		(Performance based: The	(Performance based: Awarded
		stock vests at grant and is	based on achievement of
		redeemable in three equal,	objective performance goals.	Total Direct Compensation
		annual installments	Generally vests after 3 years of	(Cash salary + stock
		beginning on the 2nd	service. Transferability dependent	salary + long-term
Employee ID	Cash Salary	anniversary of grant. )	on TARP repayment.)	restricted stock.)
1	$3,000,000	$4,000,000	$3,500,000	$10,500,000
133	$450,000	$4,062,500	$1,500,000	$6,012,500
134	$700,000	$3,050,000	$1,250,000	$5,000,000
145	$177,799	$3,322,201	$0	$3,500,000
147	$241,933	$758,067	$0	$1,000,000
157	$125,000	$3,468,750	$0	$3,593,750
163	$495,000	$4,485,000	$1,020,000	$6,000,000
182	$450,000	$3,062,500	$0	$3,512,500
186	$450,000	$1,437,500	$625,000	$2,512,500
188	$100,000	$3,500,000	$0	$3,600,000
192	$700,000	$2,000,000	$0	$2,700,000
196	$495,000	$3,731,250	$1,375,000	$5,601,250
206	$700,000	$5,000,000	$1,900,000	$7,600,000
217	$1,500,000	$2,520,000	$1,980,000	$6,000,000
236	$475,000	$2,156,250	$875,000	$3,506,250
237	$495,000	$3,656,250	$850,000	$5,001,250
243	$500,000	$1,300,000	$0	$1,800,000
261	$475,000	$4,568,750	$0	$5,043,750
267	$495,000	$5,149,000	$1,156,000	$6,800,000
534	$312,500	$0	$0	$312,500
1056	$475,000	$2,967,932	$854,000	$4,296,932
1057	$442,874	$2,117,126	$640,000	$3,200,000
Comparison of 2010 Compensation to Prior Year Compensation
• Overall: Overall cash decreased $22.2M or 63% and total direct compensation increased $1.9M or 2%.
• The 4 corporate and operating unit executives remaining in the Top 25 from 2009: Cash salaries increased $0.5M or 12% and total direct compensation increased $3.3M or 12%.
• The 12 corporate and operating executives new to the Top 25 in 2010: Overall cash compensation decreased $23M or 77% and total direct compensation decreased $17.2M or 25% from 2009.
• The 6 Financial Products executives: Cash base salaries are frozen at fiscal year 2008 levels, with one exception who remains below $500,000; 91% of total compensation is now delivered over 4 years and tied to company performance versus 0% in 2009.

Note 1: Amounts reflected in this Exhibit do not include amounts the Company has asserted to be payable pursuant to legally binding rights under valid employment contracts, see 31 C.F.R § 30.10(e)(2).
Note 2: The terms of stock salary and any long-term restricted stock delivered to Employee 1, the CEO, are provided in a letter agreement the Special Master approved in a determination dated October 2, 2009. See supra Determination Memorandum note 1. Stock salary may not be redeemed until the fifth anniversary of the date it is earned. Long-term restricted stock generally will be forfeited if the CEO does not serve for at least two years after the grant date, and cannot be redeemed until AIG repays its TARP obligations.
Note 3: The total number of Covered Employees may be less than 25 because of separations from service since January 1, 2010.

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EXHIBIT II
TERMS AND CONDITIONS OF PAYMENTS AND STRUCTURES
CONSISTENT WITH THE PUBLIC INTEREST STANDARD
     The following general terms and conditions shall govern the compensation structures described in Exhibit I. The Special Master’s determination that those structures are consistent with the Public Interest Standard is qualified in its entirety by the Company’s adherence to these terms and conditions.
•	Salary payments. Cash and stock base salaries reflect the annual rate for the employee and are effective as of January 1, 2010, and in the case of stock salary are payable on a nunc pro tunc basis from that date. To the extent the Special Master’s determinations for 2010 reduce an employee’s previous cash or stock salary rate, payments in excess of that rate prior to the date hereof must be offset by reductions to prospective 2010 cash salary payments or to any stock salary payable with respect to 2010.
•	Stock compensation generally. For purposes of the Determination Memorandum, “stock” compensation includes common stock and stock units (or, for stock salary only, the securities referenced by the “basket” described below). Notwithstanding any transferability restrictions applicable to any stock compensation described in the Determination Memorandum, (1) an amount of stock sufficient to cover an employee’s tax withholding obligations may become immediately transferable to the extent necessary to satisfy the employee’s obligations, and (2) to the extent permitted by the Rule, stock may become immediately transferable upon an employee’s death or separation from service resulting from disability, as defined in the Company’s broad-based long-term disability plan.
•	Stock salary. Stock salary must be determined as a dollar amount through the date salary is earned, be accrued at the same time or times as the salary would otherwise be paid in cash, and vest immediately upon grant, with the number of shares based on the fair market value on the date of award. Stock granted as stock salary may only be redeemed in three equal, annual installments as described in the Determination Memorandum. Whether a nunc pro tunc grant or payment that is labeled stock salary is considered salary or a bonus for purposes of the Rule is determined based on all the facts and circumstances. As described in Part IV, stock salary may be granted in the form of stock units reflecting the value of a “basket” of AIG common stock and other securities. The terms and conditions of these “basket” units will be determined by AIG subject to the approval of the Office of the Special Master.
•	Long-term restricted stock. Long-term restricted stock may only be granted upon the achievement of objective performance criteria developed and reviewed in consultation with the Office of the Special Master. The compensation committee must certify (1) the achievement of such criteria, and (2) that the grant of incentives is appropriate in light of AIG’s overall circumstances at the time. Such stock must be forfeited unless conditioned upon the employee’s continued employment through the third anniversary of grant, unless a termination of employment results from death or disability; provided, however, that all or a portion of such stock (or similar stock granted with respect to 2009 service) may, for good cause certified by the Company’s compensation committee, continue to vest if the employee retires on or after the second anniversary of the grant date. The term “retirement” must meet an objective standard established in consultation with the Office of the Special Master.
•	Other compensation and perquisites. No more than $25,000 in total other compensation and perquisites may be provided to any Covered Employee, absent exceptional circumstances for good cause shown, as defined by pertinent SEC regulations.
•	Supplemental executive retirement plans and non-qualified deferred compensation plans. No amounts may be accrued under supplemental executive retirement plans, and no Company contributions may be made to other “non-qualified deferred compensation” plans, as defined by pertinent SEC regulations, for 2010. For the avoidance of doubt, neither the foregoing limitation nor the corresponding limitation in the 2009 Determinations (1) applies to employee-funded elective deferral arrangements, or (2) precludes continuing recognition of age and service credit for Company employees for the purposes of vesting in previously accrued benefits under any plans referred to in this paragraph.
•	Qualified Plans. For the avoidance of doubt, the Special Master has determined that participation by the Covered Employees in broad-based, tax-qualified retirement and health and welfare plans is consistent with the Public Interest Standard, and amounts payable under such plans are not counted against the $25,000 limit on other compensation and perquisites.

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